SEC
Mail Processing
Section

MAR 18 2019

Washington DC
413

SEC

19010314

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-35742~~ 8-35724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Architects, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Petaluma Blvd North
(No. and Street)

Petaluma	CA	94952
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Haddock — (707) 763-7861
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

2700 Ygnatio Valley Rd, ste 2	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RM

OATH OR AFFIRMATION

I, Anthony Duckworth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Architects, Inc, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP

Title

Notary Public

MAUREEN E. McGUIGAN
COMM. #2104951
NOTARY PUBLIC - CALIFORNIA
SONOMA COUNTY
My Comm. Expires March 28, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT ARCHITECTS INC

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2018

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Investment Architects, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investment Architects, Inc. (the "Company") as of December 31, 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2015.

Other Information

The supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 11, 2019

INVESTMENT ARCHITECTS, INC.
Statement of Financial Condition
December 31, 2018

ASSETS

Cash in bank	$ 101,514
Deposits with clearing broker	25,077
Total cash	126,591
Investments	4,735
Commissions receivable	234,248
Rent Deposit	575
Deferred tax benefit	26,388
Property and Equipment, net of $6,752	1,320
Total assets	$ 393,857

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Commissions payable	203,536
Accrued expenses	5,174
Total liabilities	208,710

SHAREHOLDERS' EQUITY

Shareholders' equity:	
Common stock, no par value, 1,000 shares authorized	
540 issued and outstanding	7,500
Retained earnings	177,647
Total shareholders' equity	185,147
Total liabilities and shareholders' equity	$ 393,857

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
Statement of Income
For the Year Ended December 31, 2018

Revenue	
Fees and commissions earned	$ 2,265,372
Other Income	6,869
Change in unrealized gain on investment securities	906
Total revenues	2,273,147
Expenses	
Commissions	1,881,482
Compensation, payroll taxes and benefits	260,778
Communications	1,459
Depreciation	376
Financial technology services	42,287
Insurance	24,317
Office	(326)
Professional fees	47,688
Utilities	235
Total expenses	2,258,296
Net income	$ 14,851

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2018

	Common Stock	Retained Earnings	Total
Balance, beginning of year	$ 7,500	$ 137,528	$ 145,028
Prior period adjsutment (Note 10)	0	25,268	25,268
Net income (loss)	0	14,851	14,851
Balance, end of year	$ 7,500	$ 177,647	$ 185,147

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 14,851
Changes in operating assets and liabilities:	
Depreciation Expense	376
Increase in deposit with clearing firm	(62)
Increase in commissions receivable	(80,363)
Decrease in accounts receivable	13,633
Decrease in accrued expenses	(13,867)
Increase in commissions and accounts payable	56,262
Net cash used by operating activities	(9,170)
Cash flows from investing activities:	
Decrease in investing activity	43,131
Increase in deferred tax benefit	(1,120)
Net increase in cash	32,841
Cash at beginning of year	68,673
Cash at end of year	$ 101,514

The accompanying notes are an integral part of these financial statements.

1. Description of Operation

Description of Business

Investment Architects, Inc. (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA). The Company is an independently owned, full service broker dealer, whose representatives come from financial planning, insurance, and wire house backgrounds. The Company assists clients in investing in mutual funds, insurance products, stocks, bonds, managed accounts and other investment services. It does not hold customer funds or securities.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions, and accordingly operates under the exemptive provisions of Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. See Note 2 for more information regarding Revenue Recognition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank account and one cash account held by its clearing broker.

Investments

Investments are carried at fair value. Fair values for securities which are freely tradable on a securities exchange or other active markets are determined by the last sales price on the last business day of the period.

2. Summary of Significant Accounting Policies (continued)

Investments (continued)

Under generally accepted accounting principles, there is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to level 1 measurements. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgement.

Level 2 – Valuations based on one or more of the following: quoted prices in active markets for securities which are not identical to those being valued; quoted prices for securities in markets which are not active; inputs other than quoted prices that are observable for the asset or liability being valued, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. See Note 7 – Fair Value Measurement.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives (5-7 yrs) of related assets.

Machines and equipment	$ 8,072
Less: Accumulated depreciation	(6,752)
Net property and equipment	$ 1,320

Depreciation for the year ended December 31, 2018 was $376.

2. Summary of Significant Accounting Policies (continued)

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income taxes

Generally accepted accounting principles require that management determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals of litigation processes, based on the technical merits of the position.

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due and deferred tax related to unrealized gains on investments. The deferred tax liability represents the future tax return consequences of those differences.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending shareholder's equity. Based on its analysis, the Company's management has determined that it is has a $26,388 tax asset as of December 31, 2018. See Note 10 for additional information.

Currently, the tax years ended December 31, 2015 – 2018 are open and subject to examination by the Internal Revenue Service and the State of California. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Revenue Recognition

A new accounting pronouncement, ASC 606, was adopted during the year. The pronouncements had no impact on operations during the year. The Company used the retroactive method for implementation which had no impact on current year operations.

Subsequent Events

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date on which the financial statements were available to be issued.

3. Deposits with Clearing Broker and Off-Balance Sheet Risk

The Company has a brokerage agreement with Wedbush Morgan Securities under which Wedbush Morgan Securities acts as a clearing broker for the Company. The Company introduces all of its customers' securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

3. Deposits with Clearing Broker and Off-Balance Sheet Risk-(continued)

The clearing broker carries separate cash and securities accounts for the Company. These accounts serve as collateral for any amounts due to the clearing broker, as well as collateral for securities sold short or securities purchased on margin.

4. Occupancy

The Company has leased its facilities on a month-to-month basis payable at a rate of $1,660 per month. Beginning in September 2018, Resource Investment Architects, an affiliated company, paid the rent directly to the property management company. Management of the Company decided that Resource Investment Architects would reimburse the Company for all rents paid during the year. There was no rent expense for the year ended December 31, 2018.

5. Risk Concentrations

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. Cash accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Deposits with brokers are not covered by FDIC insurance.

6. Defined Contribution Retirement Plan

In 2014 the Company adopted a defined contribution retirement plan ("the 401(k) Plan") together with its affiliate Resource Investment Architects, Inc. Eligible employees can elect to have a portion of their salary withheld and contributed to the 401(k) Plan. The Company may make a contribution to the 401(k) Plan each year at the discretion of the Board of Directors. The Company's discretionary contribution to the 401(k) Plan for 2018 was $20,635. The Company also accrued a Safe Harbor Non-elective accrual of $5,174 for the 401(k) Plan for 2018.

7. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as discussed in Note 2. The following table presents information about the Company's assets measured at fair value, as summarized below.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2017
Investment in Securities	$ 4,735	$ -	$ -	$ 4,735

8. Net Capital Requirements

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 1.34 to 1 at December 31, 2018. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2018, the Company had net capital as defined of $156,154 which exceeded the minimum requirement of $13,913. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

9. Contingency

On October 31, 2017, the Company and others were named as parties in an arbitration. Claimants allege that they sustained damages in excess of $1,250,000. The Company has retained counsel and notified its liability insurance company. The Company has a $50,000 deductible in its liability policy. Management believes that this arbitration is unfounded and without merit and will not result in a judgment for the claimant. The $50,000 deductible has been paid. The Company has no further financial liability.

10. Income Taxes – Prior Period Adjustment

The Company currently has a Net Operating Loss carry forward in the amount of $90,196 for Federal and $84,243 for California. The Company has recognized a current tax benefit of $25,268 as a prior period adjustment on the STATEMENT of CHANGES in SHAREHOLDER EQUITY. The restated beginning Retained Earnings balance was $162,796.

11. Accounting Standards

The following standard was implemented during 2018 and as a result there was no beginning balance effect on these Financial Statements for the year ended December 31, 2018.

ASC 606 – REVENUE RECOGNITION

The following standards have been issued but not yet adopted. The Company is currently evaluating the impact that these standards will have on the Financial Statements.

ASC 842 – LEASE ACCOUNTING

ASC 815 – DIRIVITIVE AND HEDGING

ASC 326 – FINANCIAL INSTRUMENTS – CREDIT LOSSES

INVESTMENT ARCHITECTS INC
Notes to Financial Statements
December 31, 2018

SCHEDULE I

Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2018

Computation of Net Capital

Shareholders' Equity		$ 185,147
Non-Allowable Assets		
Rent deposit	$ 575	
Fixed assets	1,320	
Deferred tax benefit	26,388	
Total Non-Allowable Assets		$ 28,283
Net Allowable Capital		$ 156,864
Haircuts	$ 710	
Undue concentration		
Net Capital		$ 156,154

Computation of Net Capital Requirement

Minimum Net Capital Required as 6 2/3% of Aggregate Indebtedness	$ 13,913
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	$ 13,913
Excess Net Capital	$ 142,241

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 208,710
Percentage of Aggregate Indebtedness to Net Capital	133.66%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2018	$ 141,187
Accrued expenses	(5,174)
Accrued Commissions Payable	(129,859)
Accrued Commissions Receivable	150,000
Net Capital per Audit	$ 156,154
Reconciled Difference	

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders
of Investment Architects, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Investment Architects, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Investment Architects, Inc. for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Investment Architects, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Investment Architects, Inc.'s management is responsible for Investment Architects, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 11, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*15*******2901*********************MIXED AADC 220
35724 FINRA DEC
INVESTMENT ARCHITECTS INC
34 PETALUMA BLVD N
PETALUMA, CA 94952-3002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 637.31
   B. Less payment made with SIPC-6 filed (exclude interest) (419.84)
   7/27/18
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 217.47
   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
   Total (must be same as F above) $
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investment Architects, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 13th day of March, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2,272,240

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — 0

(2) Net loss from principal transactions in securities in trading accounts. — 0

(3) Net loss from principal transactions in commodities in trading accounts. — 0

(4) Interest and dividend expense deducted in determining item 2a. — 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. — 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 0

(7) Net loss from securities in investment accounts. — 0

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 1,846,462

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — 906

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ — ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 1847368

2d. SIPC Net Operating Revenues — $ 424872

2e. General Assessment @ .0015 — $ 637.31

(to page 1, line 2.A.)

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Investment Architects, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 15C-3 of the Securities and Exchange Commission, in which (1) Investment Architects, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Investment Architects, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Investment Architects, Inc. stated that Investment Architects, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Investment Architects, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Architects, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2015.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 11, 2019

INVESTMENT CONSULTANTS

INVESTMENT ARCHITECTS, INC.

34 PETALUMA BLVD. NORTH
PETALUMA, CA 94952-3002

TEL. (707) 763-7861
FAX (707) 763-8005

MEMBER, NASD/SIPC

Investment Architects, Inc.

EXEMPTION REPORT PURSUANT TO RULE 15C-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Investment Architects, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 which the Company claims an exemption from SEC Rule 15c3-3. The company is exempt from the reserve requirements of rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2018 without exception.

Signature: ______________________

Anthony Duckworth, Vice President